UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-24341

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

3000 Atrium Way,

Suite 265, Mt. Laurel, New Jersey

08054, +48 22 45 66 001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Central European Distribution Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

	By:	/s/ Grant Winterton
Date: August 13, 2013		Name: Grant Winterton Title: Chief Executive Officer